PRESS RELEASE
FOR IMMEDIATE RELEASE

SP Plus Corporation Agrees to Acquire Bags

---$275 Million Purchase Price for Leading Provider of Baggage Services to Airline, Airport, Hospitality and other Industries---

---Conference Call Scheduled for Wednesday, October 17, 2018 at 8:00 am CT---

Chicago, Illinois, October 17, 2018 – SP Plus Corporation (NASDAQ: SP) (“SP+”, “SP Plus” or “the Company”), a leading national provider of parking, ground transportation, and related services to commercial, institutional and municipal clients throughout North America, today announced that it has entered into a definitive purchase agreement to acquire Baggage Airline Guest Services, Inc. and Home Serv Delivery, LLC, their subsidiaries and affiliates (collectively, "Bags"), for an all cash purchase price of $275 million. Bags is a leading provider of baggage delivery, remote airline check in, and other related services, primarily to airline, airport and hospitality clients.

Bags combines exceptional customer service with innovative technologies to provide remote baggage handling and related services. Based in Orlando, FL, Bags operates in over 250 cities with approximately 3,000 full time employees. Its clients include major airlines, airports, and leading hotels and resorts. Bags handles more than 5 million checked bags annually. Bags generated approximately $145 million in revenues in 2017.
G Marc Baumann, SP Plus’s President and Chief Executive Officer, stated, “We are very excited to enter into this purchase agreement to acquire Bags, a growing and profitable company that provides high-quality services with innovative technologies in service lines that complement our business. This acquisition will diversify the Company’s service offerings and client base while providing distinct cross-selling and growth opportunities.”
Mr. Baumann added, “The acquisition of Bags is a compelling opportunity to drive shareholder value through growth in the two companies’ complementary lines of business. We look forward to offering Bags’ services to our existing client base at airports, hospitality, and other venues, and at the same time believe many of our SP+ services will likewise appeal to Bags’ clients. We’re confident the combined performance of these two strong companies will position us well to drive top line growth and generate strong shareholder returns.”

Craig Mateer, Chief Executive Officer of Bags, stated, “We believe this transaction presents the ideal opportunity for the continued growth of our company. The SP+ team understands our business, and has the experience and resources to help make Bags more valuable to our clients. We look forward to continuing to deliver outstanding service and innovative, technology-driven solutions to our clients.”

The Company plans to finance the transaction with an expanded senior credit facility, which the Company is in the process of finalizing.

The transaction, which remains subject to consummation of financing, antitrust clearance and other closing conditions, is expected to close by the end of November 2018 and, excluding transaction costs, is not expected to materially impact SP+’s fiscal 2018 results. We expect the acquisition will be accretive to cash flow in the first year post closing.

Until the closing of the transaction, SP Plus and Bags will continue to operate as independent companies, and will remain committed to providing superior service to create value for their clients and customers.

Investor Conference Call

SP+ will host a conference call and webcast for analysts and investors today at 8:00 a.m. Central Time to discuss the transaction. To listen to the live call and review supporting slides, please log on to the Company's Investor Relations page at http://ir.spplus.com, or dial the appropriate number below. For those who cannot listen to the live broadcast, a replay will be available shortly after the call on the SP+ website and can be accessed for 30 days after the call.

US/CANADA Participant Toll-Free Dial-In Number:	(877) 835-5861

US/CANADA Participant International Dial-In Number:	(973) 638-3335

Conference ID: 1288045
Morgan Stanley & Co. LLC acted as exclusive financial advisor and Katten Muchin Rosenman LLP acted as legal advisor to SP+. GrayRobinson, P.A. acted as legal advisor to Bags.

Media Contact:

ICR/Phil Denning
(646) 277 – 1258
Phil.Denning@ICRinc.com

Investor Contact:

ICR/Rachel Schacter
(646) 277-1243
rachel.schacter@icrinc.com

About SP+

SP+ provides professional parking management, ground transportation, facility maintenance, security, and event logistics services to property owners and managers in all markets of the real estate industry. The Company has more than 20,000 employees and operates approximately 3,500 facilities with 2.0 million parking spaces in hundreds of cities across North America, including parking-related and shuttle bus operations serving approximately 70 airports. SP+ is one of the leading valet operators in the nation with more four and five diamond luxury properties, including hotels and resorts, than any other valet competitor. The Company’s ground transportation division transports approximately 37 million passengers each year; its facility maintenance division operates in dozens of U.S. cities; and it provides a wide range of event logistics services. For more information, visit www.spplus.com.

You should not construe the information on that website to be a part of this release. SP Plus Corporation's annual reports filed on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K are available on the Internet at www.sec.gov and can also be accessed through the Investor Relations section of the SP+ website.

About Bags

For more than 25 years, Bags has been on a mission to Make Travel Easier. From convenient luggage delivery and remote airline check-in to innovative guest services for the travel and hospitality industries, Bags combines unique offerings with unparalleled customer service to make travel less of a hassle for individuals and companies alike. With operations in more than 250 cities in the U.S. and Canada, Bags handles over five million checked bags and greets millions of guests each year. Bags proudly provides services for all major airlines, cruise lines, sea ports, renowned resorts & hotel chains, convention centers and airports across the country. See how Bags simplifies travel at www.bagsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding expected tax and other anticipated benefits of the proposed acquisition by SP Plus of Bags, the expected timing of completion of the acquisition and other expectations, beliefs, plans, intentions and strategies of SP Plus. SP Plus has tried to identify these statements by using words such as "expect," "anticipate," "believe," "could," "should," "estimate," "expect," "intend," "may," "plan," "predict," "project" and "will" and similar terms and phrases, but such words, terms and phrases are not the exclusive means of identifying such statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events and are subject to uncertainties and factors relating to operations and the business environment, all of which are difficult to predict and many of which are beyond management's control. Actual results, performance and achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to a variety of risks, uncertainties and other factors. The risks relating to the proposed acquisition include the risk that the proposed acquisition is not completed on a timely basis or at all; the risk that the tax and other benefits that SP Plus anticipates as a result of the transaction are not fully realized or take longer to realize than expected; the risk that certain risks and liabilities associated with Bags have not been discovered; the risk that antitrust clearance or any necessary third-party consents may not be obtained, that the financing may not be consummated or that other conditions to the closing of the acquisition may not be satisfied; the effects of litigation that may be filed in connection with the transaction; the effect of the acquisition on SP Plus' and Bags' relationships with their respective clients, customers, vendors and personnel; and adverse effects on the market price of SP Plus' common stock and on SP Plus’ operating results because of a failure to complete the transaction. The risks relating to the businesses of SP Plus and Bags generally include intense competition; changing consumer preferences that may lead to a decline in demand for the services provided by SP Plus and Bags; the ability to preserve long-term client relationships; the loss, or renewal on less favorable terms, of management contracts, leases or other contracts with clients or customers; and deterioration of general economic and business conditions or changes in demographic trends. For a detailed discussion of factors that could affect the Company's future operating results, please see the Company's filings with the Securities and Exchange Commission, including the disclosures under "Risk Factors" in those filings. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.